U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-I
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

EMULEX CORPORATION
(Name of subject company issuer)
EMULEX CORPORATION
(Name of filing persons, offeror)
0.25% Convertible Subordinated Notes due 2023
(Title and Class of Securities)
292475AC4 and 292475AD2
(CUSIP Numbers of Class of Securities)
Randall G. Wick, Esq.
Vice President and General Counsel
3333 Susan Street
Costa Mesa, CA 92626
714-662-5600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Robert Steinberg, Esq.
Jeffer, Mangels, Butler & Marmaro, LLP
7th Floor
1900 Avenue of the Stars
Los Angeles, California 90067
(310) 203-8080
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$236,000,000	$25,252

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 0.25% Convertible Subordinated Notes due 2023 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount plus any accrued and unpaid interest, including additional interest, if any, with respect to the Notes as of, but excluding, December 15, 2006. As of November 15, 2006, there was $236,000,000 in aggregate principal amount of Notes outstanding.

**	Previously paid.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
Amount Previously Paid: $25,252
Filing Party: Emulex Corporation
Form or Registration No.: Schedule TO-I
Date Filed: November 15, 2006
     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
     This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by Emulex Corporation, a Delaware corporation (the “Company”), and relates to the offer by the Company to purchase the 0.25% Convertible Subordinated Notes due 2023 issued by the Company (the “Securities”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated November 15, 2006 (the “Company Notice”) and the Securities (which Company Notice and related offer materials collectively constitute the “Option”). The Securities were issued pursuant to an Indenture, dated as of December 12, 2003 (the “Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”). This Amendment is intended to satisfy the disclosure requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.
     The Option expired at 5:00 p.m., New York City time, on Friday, December 15, 2006. The Company has been advised by U.S. Bank, as paying agent (the “Paying Agent”), that, pursuant to the terms of the Option, Securities with an aggregate principal amount of $236,000,000 were validly surrendered and not withdrawn prior to the expiration of the Option. The Company has accepted for purchase all of the Securities validly surrendered and not withdrawn. The purchase price for the Securities pursuant to the Option was $1,000 per $1,000 principal amount plus any accrued and unpaid interest, including additional interest, if any, with respect to the Securities to, but excluding, the date of purchase. Accordingly, the aggregate purchase price for all the Securities validly surrendered and not withdrawn prior to the expiration of the Option was $236,000,000. The Company has forwarded cash in payment of the purchase price to the Paying Agent to distribute to the holders. After the purchase pursuant to the Option, none of the Securities remain outstanding.
Items 1 through 11.
     Not applicable.
Item 12. Exhibits.

(a)(1)	Company Notice to Holders of 0.25% Subordinated Notes due 2023, dated November 15, 2006.(1)

(a)(5)(A)	Press release issued by the Company on November 15, 2006.(1)

(a)(5)(B)	Press release issued by the Company on December 18, 2006.

(b)	Not applicable

(d)	Indenture, dated as of December 12, 2003, between the Company and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.7 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2003).

(g)	Not applicable

(h)	Not applicable

(1) Previously filed with Schedule TO-I filed on November 15, 2006.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2006	EMULEX CORPORATION
/s/ James M. McCluney
James M. McCluney,
President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)	Company Notice to Holders of 0.25% Subordinated Notes due 2023, dated November 15, 2006.(1)

(a)(5)(A)	Press release issued by the Company on November 15, 2006.(1)

(a)(5)(B)	Press release issued by the Company on December 18, 2006.

(b)	Not applicable

(d)	Indenture, dated as of December 12, 2003, between the Company and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.7 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2003).

(g)	Not applicable

(h)	Not applicable

(1) Previously filed with Schedule TO-I filed on November 15, 2006.